Exhibit (d)(12)
No.
FLEXTRONICS INTERNATIONAL LTD.
NOTICE OF GRANT OF STOCK OPTION
2002 INTERIM INCENTIVE PLAN
FOR NON-U.S. PARTICIPANTS
          This Notice of Grant of Stock Option (the “Notice”) is made and entered into as of the date of grant set forth below (the “Date of Grant”) by and between Flextronics International Ltd., a Singapore corporation (the “Company”), and the participant named below (the “Participant”). Capitalized terms not defined herein shall have the meaning ascribed to them in the Company’s 2002 Interim Incentive Plan (the “Plan”) and Share Option Agreement (the “Agreement”).
Participant:
Total Option Shares:
Exercise Price Per Share:
Date of Grant:
First Vesting Date:
Expiration Date:
Type of Stock Option:
Exercisability:

Vesting Schedule:	Provided Participant continues to provide active services to the Company or to any Parent or Subsidiary of the Company, the shares issuable upon exercise of this Option will become vested with respect to twenty-five percent (25%) of the Total Option Shares on the First Vesting Date set forth above and thereafter on the same date of each succeeding month after the First Vesting Date with respect to the balance of the Total Option Shares in a series of XX equal and successive monthly installments until vested with respect to one hundred percent (100%) of the Total Option Shares.
     Participant understands and agrees that this Option is granted subject to and in accordance with the express terms and conditions of the Plan. Participant further agrees to be bound by the terms and conditions of the Plan and the terms and conditions of the Share Option Agreement referred to as the 2002 Interim Incentive Plan. Participant also acknowledges receipt of a copy of the official Plan referred to as the 2002 Interim Incentive Plan. The 2002 Interim Incentive Plan is available on the Corporate website at http://home.sjc.flextronics.com/options/reference.asp and Participant hereby agrees that said Plan is deemed delivered to the Participant. The Plan is also available at the offices of the Company.

FLEXTRONICS INTERNATIONAL LTD.

By:

Title:

PARTICIPANT SIGNATURE	DATE

FLEXTRONICS INTERNATIONAL LTD.
2002 INTERIM INCENTIVE PLAN
SHARE OPTION AGREEMENT
          1. Grant of Option. Flextronics International Ltd. (the “Company”) hereby grants to the Participant an option (this “Option”) to purchase the total number of shares of Ordinary Shares of the Company set forth in the Notice of Grant of Stock Option (the “Notice”) as Total Option Shares (the “Shares”) at the Exercise Price Per Share set forth in the Notice (the “Exercise Price”), subject to all of the terms and conditions of this Agreement, the Notice and the 2002 Interim Incentive Plan (the “Plan”). Capitalized terms not defined herein shall have the meaning ascribed to them in the Plan.
          2. Vesting; Exercise Period.
               2.1 Vesting of Right to Exercise Option. This Option shall be exercisable as indicated in the Notice. Subject to the terms and conditions of the Plan, the Notice and this Agreement, this Option shall vest and become exercisable as to portions of the Shares pursuant to the Vesting Schedule specified in the Notice. If application of the vesting percentage causes a fractional share, such share shall be rounded down to the nearest whole share for each month except for the last month in such vesting period, at the end of which last month this Option shall become vested for the full remainder of the Shares. This Option shall cease to vest upon the Participant’s Termination and the Participant shall in no event be entitled under this Option to purchase a number of shares of the Company’s Common Stock greater than the Total Option Shares as set forth in the Notice.
               2.2 Expiration. This Option shall expire on the Expiration Date set forth in the Notice and must be exercised, if at all, on or before the earlier of the Expiration Date or the date on which this Option is earlier terminated in accordance with the provisions of Section 3.
          3. Termination of Employment.
               3.1 Termination for Any Reason except Death, Disability or Cause. If the Participant is Terminated for any reason except the Participant’s death, Disability or Cause, then this Option, to the extent (and only to the extent) that it is vested in accordance with the schedule set forth in the Notice on the Termination Date, may be exercised by the Participant no later than three (3) months after the Termination Date, but in any event no later than the Expiration Date.
               3.2 Termination Because of Death or Disability. If the Participant is Terminated because of death or Disability of the Participant (or the Participant dies within three (3) months after Termination other than for Cause or because of Disability), then this Option, to the extent that it is vested in accordance with the schedule set forth in the Notice on the Termination Date, may be exercised by the Participant (or the Participant’s legal representative or authorized assignee) no later than twelve (12) months after the Termination Date, but in any event no later than the Expiration Date.
               3.3 Termination for Cause. If the Participant is Terminated for Cause, this Option will expire on the Participant’s Termination Date.
               3.4 No Obligation to Employ. Nothing in the Plan or this Agreement shall confer on the Participant any right to continue in the employ of, or other relationship with, the Company or any Parent or Subsidiary of the Company, or limit in any way the right of the Company or any Parent or Subsidiary of the Company to terminate the Participant’s employment or other relationship at any time, with or without cause.
          4. Manner of Exercise.
               4.1 Share Option Exercise Agreement. To exercise this Option, the Participant (or any assignee of the Participant permitted under this Option, or in the case of exercise after the Participant’s death, the Participant’s executor, administrator, heir or legatee, as the case may be) must deliver to the Company an executed share option exercise agreement in the form attached hereto as Exhibit A, or in such other form as may be approved by the Company from time to time (the “Exercise Agreement”), which shall set forth, inter alia, the Participant’s election to exercise this Option, the number of Shares being purchased, any restrictions imposed on the

Shares and any representations, warranties and agreements regarding the Participant’s investment intent and access to information as may be required by the Company to comply with applicable securities laws. If someone other than the Participant exercises this Option, then such person must submit documentation reasonably acceptable to the Company that such person has the right to exercise this Option.
               4.2 Limitations on Exercise. This Option may not be exercised unless such exercise is in compliance with all applicable federal, state, local or foreign securities laws, as they are in effect on the date of exercise. This Option may not be exercised as to fewer than 100 Shares unless it is exercised as to all Shares as to which this Option is then exercisable.
               4.3 Payment. The Exercise Agreement shall be accompanied by full payment of the Exercise Price for the Shares being purchased in cash (by check), or where permitted by law:
(a)	by cancellation of indebtedness of the Company to the Participant;

(b)	by waiver of compensation due or accrued to the Participant for services rendered;

(c)	provided that a public market for the Company’s stock exists: (1) through a “same day sale” commitment from the Participant and a broker-dealer that is a member of the National Association of Securities Dealers (an “NASD Dealer”) whereby the Participant irrevocably elects to exercise this Option and to sell a portion of the Shares so purchased to pay for the Exercise Price and whereby the NASD Dealer irrevocably commits upon receipt of such Shares to forward the exercise price directly to the Company; or (2) through a “margin” commitment from the Participant and an NASD Dealer whereby the Participant irrevocably elects to exercise this Option and to pledge the Shares so purchased to the NASD Dealer in a margin account as security for a loan from the NASD Dealer in the amount of the Exercise Price, and whereby the NASD Dealer irrevocably commits upon receipt of such Shares to forward the Exercise Price directly to the Company; or

(d)	by any combination of the foregoing.
               4.4 Tax Obligations.
(a)	Regardless of any action the Company or the Participant’s employer (the “Employer”) takes with respect to any or all income tax, social insurance, payroll tax, payment on account or other tax-related items arising out of the the Participant’s participation in the Plan and legally applicable to the Participant (“Tax-Related Items”), the Participant acknowledges that the ultimate liability for all Tax-Related Items is and remains the Participant’s responsibility and may exceed the amount actually withheld by the company and/or the Employer. The Participant further acknowledges that the Company and/or the Employer (a) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the Option, including but not limited to, the grant, vesting or exercise of this Option, the subsequent sale of Shares acquired pursuant to such exercise and the receipt of any dividends; and (b) do not commit and are under no obligation to structure the terms of the grant or any aspect of this Option to reduce or eliminate the Participant’s liability for Tax-Related Items or achieve any particular tax result. Furthermore, if the Participant has become subject to tax in more than one jurisdiction between the Date of Grant and the date of any relevant taxable event, the Participant acknowledges that the Company and/or the Employer (or former employer, as applicable) may be required to withhold or account for Tax-Related Items in more than one jurisdiction.

(b)	Prior to the relevant taxable or tax withholding event, as applicable, the Participant shall pay or make arrangements satisfactory to the Company and/or the Employer to satisfy all Tax-Related Items. In this regard, the Participant authorizes the Company and/or the Employer, or their respective agents, at their discretion, to satisfy the Tax-Related Items by one or a combination of the following (1) withholding from the Participant’s wages or other cash compensation paid to the Participant by the Company, the Employer, or any Parent or Subsidiary of the Company; or (2) withholding from the proceeds of the sale of Shares acquired at exercise of this Option either through a voluntary sale or through a mandatory sale arranged by the Company (on the Participant’s behalf pursuant to this authorization); or (3) withholding in Shares to be issued at exercise of this Option.

(c)	To avoid any negative accounting treatment, the Company may withhold or account for Tax-Related Items by considering applicable minimum statutory withholding amounts or other applicable withholding rates. If the obligation for the Tax-Related Items is satisfied by withholding in Shares, for tax purposes, the Participant is deemed to have been issued the full number of Shares subject to the exercised Option, notwithstanding that a number of Shares are held back solely for the purpose of paying the Tax-Related Items due as a result of the Participant’s participation in the Plan.

(d)	The Participant shall pay to the Company or the Employer any amount of Tax-Related Items that the Company or the Employer may be required to withhold or account for as a result of the Participant’s participation in the Plan that cannot be satisfied by the means previously described in this section. The Company may refuse to issue or deliver the Shares or the proceeds from the sale of Shares, if the Participant fails to comply with his or her obligations in connection with the Tax-Related Items.
               4.5 Issuance of Shares. Provided that the Exercise Agreement and payment are in form and substance satisfactory to counsel for the Company, the Company shall issue the Shares registered in the name of the Participant, the Participant’s authorized assignee, or the Participant’s legal representative, and shall deliver certificates representing the Shares with the appropriate legends affixed thereto.
          5. Compliance with Laws and Regulations. The exercise of this Option and the issuance and allotment of Shares shall be subject to compliance by the Company and the Participant with all applicable requirements of federal, state, local and foreign securities laws and with all applicable requirements of any stock exchange on which the Company’s Shares may be listed at the time of such issuance or allotment. The Participant understands that the Company is under no obligation to register or qualify the Shares with the Securities and Exchange Commission, any state securities commission or any stock exchange to effect such compliance.
          7. Nontransferability of Option. Except as set forth in Section 9.1 of the Plan, this Option may not be transferred in any manner other than by will or by the laws of descent and distribution and may be exercised during the lifetime of the Participant only by the Participant. The terms of this Option shall be binding upon the executors, administrators, successors and assigns of Participant.
          8. Nature of Grant. In accepting this Option, the Participant acknowledges and agrees that:
(a)	the Plan is established voluntarily by the Company, is discretionary in nature and may be amended, suspended or terminated by the Company at any time;

(b)	the grant of this Option is voluntary and occasional and does not create any contractual or other right to receive future grants of options, or benefits in lieu of options, even if options have been granted repeatedly in the past;

(d)	all decisions with respect to future option grants, if any, will be at the sole discretion of the Company;

(e)	the Participant’s participation in the Plan is voluntary;

(f)	the Participant’s participation in the Plan shall not create a right to further employment with the Company or the Employer and shall not interfere with the ability of the Company or the Employer to terminate the Participant’s employment relationship at any time;

(g)	this Option is an extraordinary item that does not constitute compensation of any kind for services of any kind rendered to the Employer, the Company or any Parent, Subsidiary, or affiliate of the Company and that is outside the scope of the Participant’s employment or service contract, if any;

(h)	this Option and any Shares acquired under the Plan are not intended to replace any pension rights or compensation;

(i)	this Option is not part of normal or expected compensation or salary for any purposes, including, but not limited to, calculating any severance, resignation, termination, redundancy, end of service payments, dismissal, bonuses, long-service awards, pension or retirement or welfare benefits or similar payments and in no event should be considered as compensation for, or relating in any way to past services for the Employer, the Company or any Parent, Subsidiary or affiliate of the Company;

(j)	the future value of the Shares underlying this Option is unknown and cannot be predicted with certainty;

(k)	if the Participant exercises this Option and acquires Shares, the value of such Shares may increase or decrease in value, even below the Exercise Price;

(l)	in consideration of the grant of this Option, no claim or entitlement to compensation or damages arises from termination of this Option or diminution in value of this Option or Shares purchased through exercise of this Option resulting from termination of the Participant’s employment (for any reason whatsoever and whether or not in breach of local labor laws) and the Participant irrevocably releases the Employer, the Company and/or any Parent, Subsidiary or affiliate of the Company from any such claim that may arise; if notwithstanding the foregoing, any such claim is found by a court of competent jurisdiction to have arisen then by signing the Notice, the Participant shall be deemed irrevocably to have waived his or her entitlement to pursue such a claim;

(m)	in the event of termination of the Participant’s employment (whether or not in breach of local labor laws), the Participant’s right to vest in the Option under the Plan, if any, will terminate effective as of the date that the Participant is no longer actively employed; furthermore, in the event of the Participant’s termination of employment (whether or not in breach of local labor laws), the Participant’s right to exercise this Option after termination of employment, if any, will be measured by the date of termination of active employment and will not be extended by any notice period mandated under local law (e.g., active employment would not include a period of “garden leave” or similar period pursuant to local law); the Administrator shall have the exclusive discretion to determine when the Participant is no longer actively employed for purposes of this Option; and

(n)	this Option and the benefits under the Plan, if any, will not automatically transfer to another company in the case of a merger, take-over or transfer of liability.
     9. No Advice Regarding Grant. The Company is not providing any tax, legal or financial advice, nor is the Company making any recommendations regarding the Participant’s participation in the Plan, or the Participant’s purchase or sale of the Shares acquired upon exercise of this Option. The Participant is hereby advised to consult with his or her own personal tax, legal and financial advisors regarding his or her participation in the Plan before taking any action related to the Plan.
     10. Data Privacy. The Participant hereby explicitly and unambiguously consents to the collection, use and transfer, in electronic or other form, of the Participant’s personal data as described in this Agreement and any other Option grant materials by and among, as applicable, the Employer, the Company and its Parent, Subsidiaries and affiliates for the exclusive purpose of implementing, administering and managing the Participant’s participation in the Plan.
     The Participant understands that the Company and the Employer may hold certain personal information about the Participant, including, but not limited to, the Participant’s name, home address and telephone number, date of birth, social insurance number or other identification number, salary, nationality, job title, any Shares of stock or directorships held in the Company, details of all Options or any other entitlement to Shares of stock awarded, canceled, exercised, vested, unvested or outstanding in the Participant’s favor, for the exclusive purpose of implementing, administering and managing the Plan (“Data”).
          The Participant understands that Data will be transferred to the Company stock plan service provider as may be selected by the Company in the future, which is assisting the Company with the implementation, administration and management of the Plan. The Participant understands that the recipients of the Data may be located in the United States or elsewhere, and that the recipients’ country (e.g., the United

States) may have different data privacy laws and protections from the Participant’s country. The Participant understands that he or she may request a list with the names and addresses of any potential recipients of the Data by contacting his or her local human resources representative. The Participant authorizes the Company, the Company stock plan service provider and any other possible recipients which may assist the Company (presently or in the future) with implementing, administering and managing the Plan to receive, possess, use, retain and transfer the Data, in electronic or other form, for the sole purpose of implementing, administering and managing his or her participation in the Plan. The Participant understands that Data will be held only as long as is necessary to implement, administer and manage the Participant’s participation in the Plan. The Participant understands that he or she may, at any time, view Data, request additional information about the storage and processing of Data, require any necessary amendments to Data or refuse or withdraw the consents herein, in any case without cost, by contacting in writing his or her local human resources representative. The Participant understands, however, that refusing or withdrawing his or her consent may affect the Participant’s ability to participate in the Plan. For more information on the consequences of the Participant’s refusal to consent or withdrawal of consent, the Participant understands that he or she may contact his or her local human resources representative.
          11. Privileges of Share Ownership. The Participant shall not have any of the rights of a shareholder with respect to any Shares until the Participant exercises this Option and pays the Exercise Price.
          12. Interpretation. Any dispute regarding the interpretation of this Agreement shall be submitted by the Participant or the Company to the Committee for review. The resolution of such a dispute by the Committee shall be final and binding on the Company and the Participant.
          13. Entire Agreement. The Plan is incorporated herein by reference. This Agreement, the Notice, the Plan and the Exercise Agreement constitute the entire agreement and understanding of the parties hereto with respect to the subject matter hereof and supersede all prior understandings and agreements with respect to such subject matter.
          14. Notices. Any notice required to be given or delivered to the Company under the terms of this Agreement shall be in writing and addressed to the Corporate Treasurer of the Company at its principal corporate offices at 2090 Fortune Drive, San Jose, California 95131. Any notice required to be given or delivered to the Participant shall be in writing and addressed to the Participant at the address indicated above or to such other address as such party may designate in writing from time to time to the Company. All notices shall be deemed to have been given or delivered upon: personal delivery; three (3) days after deposit in the United States mail by certified or registered mail (return receipt requested); one (1) business day after deposit with any return receipt express courier (prepaid); or one (1) business day after transmission by rapifax or telecopier.
          15. Successors and Assigns. The Company may assign any of its rights under this Agreement. This Agreement shall be binding upon and inure to the benefit of the successors and assigns of the Company. Subject to the restrictions on transfer set forth herein, this Agreement shall be binding upon the Participant and the Participant’s heirs, executors, administrators, legal representatives, successors and assigns.
          16. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of California, without regard to the conflict of law provisions, as provided in the Plan. For purposes of litigating any dispute that arises directly or indirectly from the relationship of the parties evidenced by this Option or the Agreement, the parties hereby submit to and consent to the exclusive jurisdiction of the State of California and agree that such litigation shall be conducted only in the courts of Santa Clara County, California, or the federal courts for the United States for the Northern District of California, and no other courts, where this grant is made and/or to be performed.
          17. Language. If the Participant has received this Agreement or any other document related to the Plan translated into a language other than English and if the meaning of the translated version is different from the English version, the English version will control.
          18. Severability. The provisions of this Agreement are severable and if any one or more provisions are determined to be illegal or otherwise unenforceable, in whole or in part, the remaining provisions shall nevertheless be binding and enforceable.

          19. Electronic Delivery. The Company may, in its sole discretion, decide to deliver any documents related to current or future participation in the Plan by electronic means. The Participant hereby consents to receive such documents by electronic delivery and agrees to participate in the Plan through an on-line or electronic system established and maintained by the Company or a third party designated by the Company.
          20. Exhibit B. Notwithstanding any provision in this Agreement to the contrary, this Option shall be subject to any special terms and provisions as set forth in Exhibit B to this Agreement for the Participant’s country. Moreover, if the Participant relocates to one of the countries included in Exhibit B, the special terms and conditions for such country will apply to the Participant, to the extent the Company determines that the application of such terms and conditions is necessary or advisable in order to comply with local law or facilitate the administration of the Plan. Exhibit B constitutes part of this Agreement.
          21. Imposition of Other Requirements. The Company reserves the right to impose other requirements on the Participant’s participation in the Plan, on this Option and on any Shares acquired under the Plan, to the extent the Company determines it is necessary or advisable in order to comply with local law or facilitate the administration of the Plan, and to require the Participant to sign any additional agreements or undertakings that may be necessary to accomplish the foregoing.
          22. Acceptance. The Participant hereby acknowledges receipt of a copy of the Plan and this Agreement. The Participant has read and understands the terms and provisions thereof, and accepts this Option subject to all the terms and conditions of the Plan and this Agreement (including Exhibit B). The Participant acknowledges that there may be adverse tax consequences upon exercise of this Option or disposition of the Shares and that the Company has advised the Participant to consult a tax advisor prior to such exercise or disposition.
IN WITNESS WHEREOF, the Company has caused this Agreement to be executed in duplicate by its duly authorized representative and the Participant has executed this Agreement in duplicate as of the Date of Grant.

FLEXTRONICS INTERNATIONAL LTD.	PARTICIPANT

By:

(Signature)

(Please print name)	(Please print name)

(Please print title)

Exhibit A
FLEXTRONICS INTERNATIONAL LTD.
2002 INTERIM INCENTIVE PLAN (the “Plan”)
SHARE OPTION EXERCISE AGREEMENT
I hereby elect to purchase the number of Ordinary Shares of Flextronics International Ltd. (the “Company”) as set forth below:

Participant (and/or assignee):	Number of Shares Purchased:

Social Security Number:	Purchase Price per Share:

Address:	Aggregate Purchase Price:

Date of Option Agreement:

Type of Option: ☐ Nonqualified Option	Exact Name of Title to Shares:

1. Delivery of Purchase Price. The Participant (and/or assignee) hereby delivers to the Company the Aggregate Purchase Price, to the extent permitted in the Notice of Grant of Stock Option (the “Notice”) and the Share Option Agreement (the “Agreement”), as follows (check as applicable and complete):

☐	in cash (by check) in the amount of $ , receipt of which is acknowledged by the Company;

☐	by cancellation of indebtedness of the Company to the Participant in the amount of $ ;

☐	by the waiver hereby of compensation due or accrued to the Participant for services rendered in the amount of $ ;

☐	through a “same-day-sale” commitment, delivered herewith, from the Participant and the NASD Dealer named therein, in the amount of $ ; or

☐	through a “margin” commitment, delivered herewith from the Participant and the NASD Dealer named therein, in the amount of $ .
2. Market Standoff Agreement. The Participant (and/or assignee), if requested by the Company and an underwriter of Ordinary Shares (or other securities) of the Company, agrees not to sell or otherwise transfer or dispose of any Ordinary Shares (or other securities) of the Company held by the Participant (and/or assignee) during the period requested by the managing underwriter following the effective date of a registration statement of the Company filed under the Securities Act, provided that all officers and directors of the Company are required to enter into similar agreements. Such agreement shall be in writing in a form satisfactory to the Company and such underwriter. The Company may impose stop-transfer instructions with respect to the Ordinary Shares (or other securities) subject to the foregoing restriction until the end of such period.
3. Tax Consequences. THE PARTICIPANT UNDERSTANDS THAT THE PARTICIPANT (AND/OR ASSIGNEE) MAY SUFFER ADVERSE TAX CONSEQUENCES AS A RESULT OF THE PARTICIPANT’S (AND/OR ASSIGNEE’S) PURCHASE OR DISPOSITION OF THE ORDINARY SHARES. THE PARTICIPANT (AND/OR ASSIGNEE) REPRESENTS THAT THE PARTICIPANT (AND/OR ASSIGNEE) HAS CONSULTED WITH ANY TAX CONSULTANT(S) THE PARTICIPANT (AND/OR ASSIGNEE) DEEMS ADVISABLE IN CONNECTION WITH THE PURCHASE OR DISPOSITION OF THE SHARES AND THAT THE PARTICIPANT (AND/OR ASSIGNEE) IS NOT RELYING ON THE COMPANY FOR ANY TAX ADVICE.
4. Entire Agreement. The Plan, the Notice and the Agreement are incorporated herein by reference. This Exercise Agreement, the Plan, the Notice and the Agreement constitute the entire agreement and understanding of the parties and supersede in their entirety all prior understandings and agreements of the Company and the Participant with respect to the subject matter hereof, and are governed by California law except for that body of law pertaining to choice of law or conflict of law.

Date:

Signature of Participant (and/or assignee)

FLEXTRONICS INTERNATIONAL LTD. 2001 EQUITY INCENTIVE PLAN
FLEXTRONICS INTERNATIONAL LTD. 2002 INTERIM INCENTIVE PLAN
AND THE
SOLECTRON CORPORATION 2002 STOCK OPTION PLAN
EXHIBIT B TO THE
SHARE OPTION AGREEMENT
FOR NON-US PARTICIPANTS
Terms and Conditions
This Exhibit includes additional terms and conditions that govern the Option granted to the Participant participating in the Offer to Exchange eligible options for a grant of new options under the Flextronics International Ltd. 2001 Equity Incentive Plan, the Flextronics International Ltd. 2002 Interim Incentive Plan and/or the Solectron Corporation 2002 Stock Option Plan (the “Plans”) if the Participant resides in one of the countries listed below. Certain capitalized terms used but not defined in this Exhibit have the meanings set forth in the Plans and/or the Participant’s relevant Share Option Agreement for Non-U.S. Participants each, (the “Agreement”).
Notifications
This Exhibit also includes information regarding exchange controls and certain other issues of which the Participant should be aware with respect to his or her participation in the Offer to Exchange and the grant of new options pursuant to the terms and conditions of the Plans. The information is based on the securities, exchange control and other laws in effect in the respective countries as of June 2009. Such laws are often complex and change frequently. As a result, Flextronics International Ltd. (the “Company”) strongly recommends that the Participant not rely on the information in this Exhibit as the only source of information relating to the consequences of the Participant’s participation in the Plans because the information may be out of date at the time that the Option vests, the Participant exercises his or her Option, or the Participant sells Shares acquired upon exercise of the Option under the Plans.
In addition, the information contained herein is general in nature and may not apply to the Participant’s particular situation, and the Company is not in a position to assure the Participant of a particular result. Accordingly, the Participant is advised to seek appropriate professional advice as to how the relevant laws in the Participant’s country may apply to his or her situation.
Finally, if the Participant is a citizen or resident of a country other than the one in which he or she is currently working, the information contained herein may not be applicable to the Participant.
AUSTRIA
Notifications
Exchange Control Information. If the Participant holds Shares acquired under the Plans outside of Austria, the Participant must submit a report to the Austrian National Bank. An exemption applies if the value of the shares as of any given quarter does not exceed €30,000,000 or as of December 31 does not exceed €5,000,000. If the former threshold is exceeded, quarterly obligations are imposed, whereas if the latter threshold is exceeded, annual reports must be given. The annual reporting date is December 31 and the deadline for filing the annual report is March 31 of the following year.
When the Participant sells Shares issued upon exercise of the Option under the Plans, there may be exchange control obligations if the cash received is held outside Austria. If the transaction volume of all the Participant’s accounts abroad exceeds €3,000,000, the movements and balances of all accounts must be reported monthly, as of the last day of the month, on or before the fifteenth day of the following month.

Consumer Protection Information. To the extent that the provisions of the Austrian Consumer Protection Act are applicable to the Agreement and the Plans, the Participant may be entitled to revoke his or her acceptance of the Agreement if the conditions listed below are met:
(i)	If the Participant accepts the Option outside of the business premises of the Company, the Participant may be entitled to revoke his or her acceptance of the Agreement, provided the revocation is made within one week after the Participant accepts the Agreement.

(ii)	The revocation must be in written form to be valid. It is sufficient if the Participant returns the Agreement to the Company or the Company’s representative with language that can be understood as the Participant’s refusal to conclude or honor the Agreement, provided the revocation is sent within the period set forth above.
BRAZIL
Notifications
Compliance with Law. By accepting the Option, the Participant acknowledges his or her agreement to comply with applicable Brazilian laws and to pay any and all applicable taxes associated with the exercise of the Option, the receipt of any dividends, and the sale of Shares issued upon exercise of the Option under the Plans.
Exchange Control Information. If the Participant is a resident or domiciled in Brazil, he or she will be required to submit an annual declaration of assets and rights held outside of Brazil to the Central Bank of Brazil if the aggregate value of such assets and rights is equal to or greater than US$100,000 (approximately BRL197,257 as of June 2009). Assets and rights that must be reported include Shares issued upon exercise of the Option under the Plans.
CANADA
Terms and Conditions
French Language Provision. The following provision will apply if the Participant is a resident of Quebec:
The parties acknowledge that it is their express wish that the Agreement, as well as all documents, notices and legal proceedings entered into, given or instituted pursuant hereto or relating directly or indirectly hereto, be drawn up in English.
Les parties reconnaissent avoir exigé la rédaction en anglais de la convention, ainsi que de tous documents exécutés, avis donnés et procédures judiciaries intentées, directement ou indirectement, relativement à ou suite à la présente convention.
Termination of Employment. This provision supplements the Termination of Employment sections of the Agreement.
In the event of involuntary termination of the Participant’s employment (whether or not in breach of local labor laws), the Participant’s right to receive and vest in the Option under the Plans, if any, will terminate effective as of the date that is the earlier of: (1) the date the Participant receives notice of termination of employment from the Company or the Participant’s Employer, or (2) the date the Participant is no longer actively employed by the Company or his or her Employer regardless of any notice period or period of pay in lieu of such notice required under local law (including, but not limited to, statutory law, regulatory law and/or common law); the Committee or Administrator, as applicable, shall have the exclusive discretion to determine when the Participant no longer actively employed for purposes of the Option grant.

Data Privacy. This provision supplements the Data Privacy section of the Agreement:
The Participant hereby authorizes the Company and the Company’s representatives to discuss with and obtain all relevant information from all personnel, professional or not, involved in the administration and operation of the Plans. The Participant further authorizes the Company, any Parent, Subsidiary or affiliate and the Administrator of the Plans to disclose and discuss the Plans with their advisors. The Participant further authorizes the Company and any Parent, Subsidiary or affiliate to record such information and to keep such information in the Participant’s employee file.
Notifications
Grant of Option. Notwithstanding anything contrary in the Notice, the Agreement or the Plans, the Option grant does not constitute compensation nor is in any way related to the Participant’s past services and/or employment to the Company, the Employer, and/or a Parent, Subsidiary or affiliate of the Company.
CHINA
Terms and Conditions
Manner of Exercise. This provision supplements the Manner of Exercise section of the Agreement:
Notwithstanding anything to the contrary in the Notice, the Agreement or the Plans, due to exchange control laws in China, the Participant will be required to exercise his or her Option using the cashless sell-all exercise method pursuant to which all Shares subject to the exercised Option will be sold immediately upon exercise and the proceeds of sale, less the exercise price, any Tax-Related Items and broker’s fees or commissions, will be remitted to the Participant in accordance with any applicable exchange control laws and regulations. The Company reserves the right to provide additional methods of exercise depending on the development of local law. This restriction will not apply to non-PRC citizens.
Exchange Control Requirements. The Participant understands and agrees that, pursuant to local exchange control requirements, the Participant will be required to immediately repatriate the cash proceeds from the cashless exercise of the Option to China. The Participant further understands that, under local law, such repatriation of his or her cash proceeds may need to be effectuated through a special exchange control account established by the Company, Parent, Subsidiary, affiliate or the Employer, and the Participant hereby consents and agrees that any proceeds from the sale of Shares may be transferred to such special account prior to being delivered to the Participant. The Participant further agrees to comply with any other requirements that may be imposed by the Company in the future in order to facilitate compliance with exchange control requirements in China. These requirements will not apply to non-PRC citizens.
FINLAND
There are no country specific provisions.
FRANCE
Term and Conditions
Language Consent. By accepting the Option, the Participant confirms having read and understood the documents relating to this grant (the Plan, the Agreement and this Exhibit) which were provided in English language. The Participant accepts the terms of those documents accordingly.
En acceptant l’attribution, vous confirmez ainsi avoir lu et compris les documents relatifs à cette attribution (le Plan, le contrat et cette Annexe) qui ont été communiqués en langue anglaise. Vous acceptez les termes en connaissance de cause.

GERMANY
Notifications
Exchange Control Information. Cross-border payments in excess of €12,500 must be reported monthly to the German Federal Bank. If the Participant uses a German bank to effect a cross-border payment in excess of €12,500 in connection with the sale of Shares acquired under the Plans, the bank will make the report for the Participant. In addition, the Participant must report any receivables or payables or debts in foreign currency exceeding an amount of €5,000,000 on a monthly basis. Finally, the Participant must report Shares on an annual basis that exceeds 10% of the total voting capital of the Company.
HONG KONG
Terms and Conditions
Warning: The Option and Shares acquired through participation in the Offer to Exchange upon the exercise of the new Option do not constitute a public offering of securities under Hong Kong law and are available only to employees of the Company, its Parent, Subsidiary or affiliates. The Offer to Exchange, the Agreement, including this Exhibit, the Plans and other incidental communication materials have not been prepared in accordance with and are not intended to constitute a “prospectus” for a public offering of securities under the applicable securities legislation in Hong Kong. Nor have the documents been reviewed by any regulatory authority in Hong Kong. The Option is intended only for the personal use of each eligible employee of the Employer, the Company or any Parent, Subsidiary or affiliate and may not be distributed to any other person. The Participant is advised to exercise caution in related to the Offer to Exchange. If the Participant is in any doubt about any of the contents of the Agreement, including this Exhibit, or the Plans, the Participant should obtain independent professional advice.
Sale Restriction. Notwithstanding anything contrary in the Notice, the Agreement or the Plans, in the event the Participant’s Option vests and the Participant or his or her heirs and representatives exercise the Option such that Shares are issued to the Participant or his or her heirs and representatives within six months of the Date of Grant, the Participant agrees that the Participant or his or her heirs and representatives will not dispose of any Shares acquired prior to the six-month anniversary of the Date of Grant.
Notifications
Nature of Scheme. The Company specifically intends that the Plans will not be an occupational retirement scheme for purposes of the Occupational Retirement Schemes Ordinance.
HUNGARY
There are no country specific provisions.
IRELAND
Director Notification Obligation. Directors, shadow directors and secretaries of the Company’s Irish Subsidiary or affiliate are subject to certain notification requirements under the Irish Companies Act. Directors, shadow directors and secretaries must notify the Irish Subsidiary or affiliate in writing of their interest in the Company and the number and class of Shares or rights to which the interest relates within five days of the acquisition or disposal of Shares or within five days of becoming aware of the event giving rise to the notification. This disclosure requirement also applies to any rights or Shares acquired by the director’s spouse or children (under the age of 18).
ISRAEL
Terms and Conditions
Manner of Exercise. This provision supplements the Manner of Exercise section of the Agreement:

Notwithstanding anything to the contrary in the Notice, the Agreement or the Plans, due to tax laws in Israel, the Participant will be required to exercise his or her Option using the cashless sell-all exercise method whereby all Shares subject to the exercised Option will be sold immediately upon exercise and the proceeds of sale, less the aggregate Exercise Price, any Tax-Related Items and broker’s fees or commissions, will be remitted to the Participant in accordance with any applicable laws and regulations. The Participant will not be permitted to acquire and hold Shares upon exercise. The Company reserves the right to provide additional methods of exercise to the Participant depending on the development of local law.
MALAYSIA
Notifications
Malaysian Insider Trading Notification. The Participant should be aware of the Malaysian insider-trading rules, which may impact his or her acquisition or disposal of Shares or rights to Shares under the Plans. Under the Malaysian insider-trading rules, the Participant is prohibited from purchasing or selling Shares (e.g., an Option, Shares) when he or she is in possession of information which is not generally available and which he or she knows or should know will have a material effect on the price of Shares once such information is generally available.
Director Notification Obligation. If the Participant is a director of the Company’s Malaysian Subsidiary, he or she is subject to certain notification requirements under the Malaysian Companies Act. Among these requirements is an obligation to notify the Malaysian Subsidiary in writing when the Participant receives or disposes of an interest (e.g., Option, Shares) in the Company or any related company. Such notifications must be made within 14 days of receiving or disposing of any interest in the Company or any related company.
MEXICO
Terms and Conditions
No Entitlement for Claims or Compensation. The following section supplements the Nature of Grant section of the Agreement:
Modification. By accepting the Option, the Participant understands and agrees that any modification of the Plans or the Agreement or its termination shall not constitute a change or impairment of the terms and conditions of employment.
Policy Statement. The Option grant the Company is making under the Plans is unilateral and discretionary and, therefore, the Company reserves the absolute right to amend it and discontinue it at any time without any liability.
The Company, with registered offices at One Marina Boulevard, #28-00, Singapore 018989, is solely responsible for the administration of the Plans, and participation in the Plans and the grant of the Option do not, in any way, establish an employment relationship between the Participant and the Company since he or she is participating in the Plans on a wholly commercial basis and the sole employer is Availmed Servicios S.A. de C.V., Grupo Flextronics S.A. de C.V., Flextronics Servicios Guadalajara S.A. de C.V., Flextronics Servicios Mexico S. de R.L. de C.V. and Flextronics Aguascalientes Servicios S.A. de C.V. , nor does it establish any rights between the Participant and the Employer.
Plans Document Acknowledgment. By accepting the Option, the Participant acknowledges that he or she has received copies of the Plans, has reviewed the Plans and the Agreement in their entirety, and fully understands and accepts all provisions of the Plans and the Agreement.
In addition, the Participant further acknowledges that he or she has read and specifically and expressly approves the terms and conditions in the Nature of Grant section of the Agreement, in which the following is clearly described and established: (i) participation in the Plans does not constitute an acquired right; (ii) the Plans and participation in the Plans is offered by the Company on a wholly discretionary basis; (iii) participation in the Plans is voluntary; and

(iv) the Company and any Parent, Subsidiary or affiliates are not responsible for any decrease in the value of the Shares acquired upon exercise of the Option.
Finally, the Participant hereby declares that he or she does not reserve any action or right to bring any claim against the Company for any compensation or damages as a result of his or her participation in the Plans and therefore grants a full and broad release to the Employer, the Company and any Parent, Subsidiary or affiliates with respect to any claim that may arise under the Plans.
Spanish Translation
Condiciones y Duración
Sin Derecho a Reclamo o Compensación. La siguiente sección complementa la sección Naturaleza del Otorgamiento de este Acuerdo:
Modificación. Al aceptar la Opción, el Participante entiende y acuerda que cualquier modificación del Plan o del Acuerdo o su extinción, no constituirá un cambio o disminución de los términos y condiciones de empleo.
Declaración de Política. El otorgamiento de Opción por parte de la Compañía es efectuada bajo el Plan en forma unilateral y discrecional y por lo tanto, la Compañía se reserva el derecho absoluto de modificar y discontinuar la Opción en cualquier momento sin responsabilidad alguna hacia la Compañía.
La Compañía, con oficinas registradas en One Marina Boulevard, #28-00, Singapore 018989 es la única responsable de la administración de los Planes y de la participación en los mismos y el otorgamamiento de la Opción no establece de forma alguna una relación de trabajo entre el Participante y la Compañía, ya que su participación en el Plan es completamente comercial y el único empleador es Availmed Servicios S.A. de C.V., Grupo Flextronics S.A. de C.V., Flextronics Servicios Guadalajara S.A. de C.V., Flextronics Servicios Mexico S. de R.L. de C.V. and Flextronics Aguascalientes, así como tampoco establece ningún derecho entre el Participante y el Empleador.
Reconocimiento del Documento del Plan. Al aceptar la Opción, el Participante reconoce que ha recibido copias de los Planes, ha revisado los mismos, al igual que la totalidad del Acuerdo y, que ha entendido y aceptado completamente todas las disposiciones contenidas en los Planes y en el Acuerdo.
Además, el Partcipante reconoce que ha leído, y que aprueba específica y expresamente los términos y condiciones contenidos en la sección Naturaleza del Orotgamiento en el cual se encuentra claramente descripto y establecido lo siguiente: (i) la participación en los Planes no constituye un derecho adquirido; (ii) los Planes y la participación en los mismos es ofrecida por la Compañía de forma enteramente discrecional; (iii) la participación en los Planes es voluntaria; y (iv) la Compañía, así como su Sociedad controlante, Subsidiaria o Filiales no son responsables por cualquier disminución en el valor de las Acciones adquiridas a través de la Opción.
Finalmente, el Partcipante declara que no se reserva ninguna acción o derecho para interponer una demanda en contra de la Compañía por compensación, daño o perjuicio alguno como resultado de su participación en el Plan y, en consecuencia, otorga el más amplio finiquito al Empleador, así como a la Compañía, a su Sociedad controlante, Subsidiaria o Filiales con respecto a cualquier demanda que pudiera originarse en virtud de los Planes.
NETHERLANDS
Notifications
Securities Law Information. The Participant should be aware of the Dutch insider-trading rules, which may impact the sale of Shares acquired at exercise of the Option. In particular, the Participant may be prohibited from effectuating certain transactions if the Participant has inside information about the Company.

By accepting the grant of the Option and participating in the Plans, the Participant acknowledges having read and understood this Securities Law Information and further acknowledges that it is the Participant’s responsibility to comply with the following Dutch insider trading rules.
Under Article 46 of the Act on the Supervision of the Securities Trade 1995, anyone who has “insider information” related to an issuing company is prohibited from effectuating a transaction in securities in or from the Netherlands. “Inside information” is defined as knowledge of details concerning the issuing company to which the securities relate that is not public and which, if published, would reasonably be expected to affect the stock price, regardless of the development of the price. The insider could be any employee of the Company or a Subsidiary in the Netherlands who has inside information as described herein.
Given the broad scope of the definition of inside information, a Participant working at a Subsidiary or affiliate in the Netherlands may have inside information and, thus, would be prohibited from effectuating a transaction in securities in the Netherlands at a time when the Participant had such inside information.
If the Participant is uncertain whether the insider-trading rules apply to him or her, he or she should consult his or her personal legal advisor.
SINGAPORE
Notifications
Securities Law Information. The Offer to Exchange document has not been lodged or registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the Offer to Exchange and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of options may not be circulated or distributed, nor may the options be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to a qualifying person under Section 273(1)(f) of the Securities and Futures Act, Chapter 289 of Singapore (the “Act”) or (ii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Act.
Director Notification Obligation. If the Participant is a director, associate director or shadow director of a Singapore Subsidiary of the Company, the Participant is subject to certain notification requirements under the Singapore Companies Act. Among these requirements is an obligation to notify the Singaporean Subsidiary in writing when the Participant receives an interest (e.g., Option, Shares) in the Company or any related companies. Please contact the Company to obtain a copy of the notification form. In addition, the Participant must notify the Singapore Subsidiary when the Participant sells Shares of the Company or any related company (including when the Participant sell Shares acquired under the Plans). These notifications must be made within two days of acquiring or disposing of any interest in the Company or any related company. In addition, a notification must be made of the Participant’s interests in the Company or any related company within two days of becoming a director.
SWEDEN
There are no country specific provisions.
TAIWAN
Notifications
Exchange Control Information. The Participant may acquire and remit foreign currency (including proceeds from the sale of Shares) into and out of Taiwan up to US$5,000,000 (approximately TWD$16,144,767 as of June 2009) per year. If the transaction amount is TWD$500,000 or more in a single transaction, the Participant must submit a Foreign Exchange Transaction Form and also provide supporting documentation to the satisfaction of the remitting bank.

UNITED KINGDOM
Terms and Conditions
Tax Obligations. The following provisions supplement the Tax Obligations section of the Agreement:
The Participant agrees that, if Participant does not pay or the Employer or the Company does not withhold from the Participant the full amount of Tax-Related Items that the Participant owes at exercise of the Option, or the release or assignment of the Option for consideration, or the receipt of any other benefit in connection with the Option (the “Taxable Event”) within 90 days after the Taxable Event, or such other period specified in section 222(1)(c) of the U.K. Income Tax (Earnings and Pensions) Act 2003, then the amount that should have been withheld shall constitute a loan owed by the Participant to the Employer, effective 90 days after the Taxable Event. The Participant agrees that the loan will bear interest at the HMRC’s official rate and will be immediately due and repayable by the Participant, and the Company and/or the Employer may recover it at any time thereafter by withholding the funds from salary, bonus or any other funds due to the Participant by the Employer, by withholding in Shares issued upon exercise of the Option or from the cash proceeds from the sale of Shares or by demanding cash or a check from the Participant. The Participant also authorizes the Company to delay the issuance of any Shares unless and until the loan is repaid in full.
Notwithstanding the foregoing, if the Participant is an officer or executive director (as within the meaning of section 13(k) of the U.S. Securities and Exchange Act of 1934, as amended), the terms of the immediately foregoing provision will not apply. In the event that the Participant is an officer or executive director and Tax-Related Items are not collected from or paid by Participant within 90 days of the Taxable Event, the amount of any uncollected Tax-Related Items may constitute a benefit to the Participant on which additional income tax and National Insurance Contributions may be payable. The Participant acknowledges that the Company or the Employer may recover any such additional income tax and National Insurance Contributions at any time thereafter by any of the means referred to in the Tax Obligations section of the Agreement, although the Participant acknowledges that he/she ultimately will be responsible for reporting any income tax or National Insurance Contributions due on this additional benefit directly to the HMRC under the self-assessment regime.
National Insurance Contributions Acknowledgment. As a condition of participation in the Plans and the exercise of the Option, the Participant agrees to accept any liability for secondary Class 1 National Insurance Contributions which may be payable by the Company and/or the Employer in connection with the Option and any event giving rise to Tax-Related Items (the “Employer NICs”). To accomplish the foregoing, the Participant agrees to execute a joint election with the Company, the form of such joint election being formally approved by HMRC (the “Joint Election”), and any other required consent or election. The Participant further agrees to execute such other joint elections as may be required between the Participant and any successor to the Company and/or the Employer. The Participant further agrees that the Company and/or the Employer may collect the Employer NICs from the Participant by any of the means set forth in the Tax Obligations section of the Agreement.
If the Participant does not enter into a Joint Election prior to exercising the Option or if approval of the Joint Election has been withdrawn by HMRC, the Option shall become null and void without any liability to the Company and/or the Employer and may not be exercised by the Participant.